SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 29, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A
Commission File Number 1-267
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ALLEGHENY ENERGY, INC.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

Allegheny Energy
Employee Stock Ownership and Savings Plan

Page No.
Signatures	3

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 29, 2007 and 2006	6

Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended December 29, 2007	7

Notes to Financial Statements	8

Supplemental Schedule:

Schedule H, Line 4(i): — Schedule of Assets (Held at End of Year) as of December 29, 2007	15

Exhibits:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16
EX-23

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allegheny Energy Employee Stock
Ownership and Savings Plan

/s / Philip L. Goulding

Senior Vice President and
Chief Financial Officer
Date: June 11, 2008	Allegheny Energy, Inc.

ALLEGHENY ENERGY EMPLOYEE STOCK
OWNERSHIP AND SAVINGS PLAN
Financial Statements
For the Fiscal Years ended
December 29, 2007 and 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Allegheny Energy Employee Stock
Ownership and Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) at December 29, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 29, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 11, 2008

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 29, 2007 and 2006

(In thousands)	2007	2006
ASSETS

Cash and cash equivalents	$912	$420
Investments at fair value (Notes 2, 3, and 4)	857,449	744,854

Subtotal	858,361	745,274

Receivables	30	—

Total Assets	858,391	745,274

LIABILITIES

Accrued expenses	13	20

Net assets available for benefits at fair value	858,378	745,254

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(324)	392

Net assets available for benefits	$858,054	$745,646

The accompanying notes are an integral part of these financial statements.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended December 29, 2007

(In thousands)
ADDITIONS
Additions to net assets attributed to:
Investment income: (Notes 2, 3, 4 and 5)
Net appreciation in fair value of investments	$87,474
Dividends and interest income	36,567
Other	3,135

Contributions: (Note 1)
Employer	8,123
Participants	27,781

Total additions		163,080

DEDUCTIONS
Deductions from net assets attributed to: (Notes 1 and 2)
Benefits paid to participants	50,532
Loan administration fees paid from participants accounts	20
Administrative expenses	120

Total deductions		50,672

Net increase		112,408

Net assets available for benefits:
Beginning of period		745,646

End of period		$858,054

The accompanying notes are an integral part of these financial statements.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements
December 29, 2007 and 2006
NOTE 1 — DESCRIPTION OF PLAN
The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to make pre-tax and after-tax contributions from their eligible earnings with additional matching contributions as described below provided directly by Allegheny Energy Service Corporation (“AESC”), the Plan sponsor and a wholly owned subsidiary of Allegheny Energy, Inc. (“Allegheny” or “Company”). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny.
Participation
All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.
Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.
Effective July 1, 2006, new employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan shall be deemed to have made an election to contribute 3% for each payroll period the employee is eligible to participate in the Plan. A new employee who has automatically enrolled in the Plan and who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate “Target Fund” made available to employees under the Plan. The Target Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and an assumed retirement age of 65. The Investment Committee (“Fiduciary”), appointed by the Company’s Chief Executive Officer, has designated the Target Fund as the appropriate investment alternative for employees who have failed to make an affirmative contribution election under the Plan.
Contributions
The Plan allows each participating employee to contribute through payroll deductions from 2% to 15% of their pre-tax earnings to any investment option within the Plan. Starting July 1, 2007 some or all of these contributions may be made on a Roth 401(k) contribution basis. Under Federal law, the maximum contribution from pre-tax earnings was $15,500 for 2007 and $15,000 for 2006. Participants who have attained age 50 before the close of the plan year are eligible to make additional pre-tax catch-up contributions. An individual’s total catch-up contributions during 2007 cannot exceed $5,000. AESC makes a matching contribution of 50% of the first 6% of participants’ pre-tax earnings deferrals and Roth 401(k) contribution deferrals into the Plan. Participants can also elect after-tax contributions up to 6% of their compensation in 1% increments. AESC does not match after-tax contributions.
Participant pre-tax and post-tax contributions are paid directly to the Plan’s trustee two to three business days after payroll is paid. AESC’s matching contribution is made to the trustee on a quarterly basis. AESC’s contributions were made in cash in 2007 and 2006. AESC’s contributions are invested in accordance with each participant’s investment election.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements (continued)
December 29, 2007 and 2006
Allegheny Common Stock
Participants, with one or more years of service, have the option to have any dividend payable, with respect to Allegheny common stock held on the record date for such dividend, to be credited to the participant’s account or to be paid in cash directly to the participant.
All participants have the option of either continuing to hold Allegheny common stock credited to their account through employer match or pre-1987 Employee Stock Ownership and Savings Plan (“ESOSP”) shares, or selling any or all of those shares and reinvesting in other investment options in the Plan. Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986.
Allocation
Investment earnings are allocated to members based on their cumulative share election. The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant’s investment in any selected fund to the total investment of all participants in such fund.
Vesting
Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants are fully vested in AESC’s contribution after 12 months of service.
Forfeitures
Any participant who terminates employment with AESC will forfeit the non-vested portion of his/her account. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one year breaks in service. Such forfeitures will be applied to reduce contributions made by AESC to the Plan or, starting January 1, 2006, to offset reasonable expenses of the Plan. AESC’s employer match for 2007 was reduced by $3,874 and 2006 was reduced by $49,004 by using forfeited contributions. At December 29, 2007 and 2006, the forfeited nonvested account totaled $14,717 and $3,556, respectively.
Participant Loans
An employee who has participated in the savings segment for at least one year may borrow against his or her account balance subject to the provisions described in the Plan. The principal amount of an employee’s loans may not exceed the lesser of 50% of the employee’s pre-tax earnings deferrals, Roth 401(k) contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balances during the preceding 12-month period and the outstanding loan balances on the date the new loan is to be made.
The interest rate of each loan is set at a rate 1% above the prime rate published in The Wall Street Journal on the effective date of the loan. Currently, the interest rates on outstanding loans are between 5% and 11.5%. Interest payments are deposited into the employee’s account and are shown in the dividend and interest income line on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
A participant’s account in the savings and/or employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of an active participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account and (2) the withdrawal is based on an immediate financial need created by hardship.
A participant who retires or whose employment is terminated (excluding death) prior to attaining age 55 and whose total account balance is $1,000 ($5,000 for the period prior to March 28, 2005) or more (excluding rollover contributions) may elect to defer receipt of his or her distribution until any time after attaining age 55.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements (continued)
December 29, 2007 and 2006
A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.
Administration
The Plan is administered by the Employee Benefits Committee (“Fiduciary”), which is appointed by the Company’s Chief Executive Officer. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (“Trustee”) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc. which is wholly owned by T. Rowe Price Group, Inc.) based on information furnished by AESC and the participants. The investments of the Plan are managed by the Investment Committee.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America, except that benefits are recorded when paid.
Investment Valuation and Income Recognition
The investments are stated at fair market value based on quoted market prices at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash and cash equivalents represent amounts in a settlement account for subsequent purchases or for sales not settled at year-end. Security transactions are accounted for on the trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Accounting Guidance
As described in Financial Accounting Standards Board (FASB) Staff Position (FSP), FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Party in Interest
The Plan invests in certain funds managed by the Trustee and in Allegheny common stock. The income of the Plan is derived from these funds and Allegheny common stock; therefore, these transactions qualify as party-in-interest transactions under ERISA.
Administrative Expenses
In 2007 and 2006, substantially all administrative expenses of the Plan were paid from a nonparticipant-directed account established under the Plan and funded by T. Rowe Price.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements (continued)
December 29, 2007 and 2006
Accounting Pronouncements Not Yet Adopted as of December 29, 2007
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157, as it relates to financial assets and liabilities, is effective for the Plan beginning January 1, 2008. The Company is currently in the process of determining the impact of SFAS 157 on the Plan’s financial statements.
NOTE 3 — INVESTMENT OPTIONS
Plan participants are able to invest in any combination of Allegheny common stock and investment options offered by T. Rowe Price Investment Company. Beginning June 1, 2006, participants could also invest in funds offered by Mellon Institutional Funds, PIMCO, Fidelity Investments, Allianz Global Investors, Goldman Sachs, Vanguard, and William Blair Investors. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and AESC contributions into and out of the Allegheny common stock and the other investment options. The Company has put in place restrictions on the purchase or sale of Allegheny common stock to attempt to prohibit “insider trading.” “Safe harbor” periods have been established during which any transactions in Allegheny common stock by certain employees may be undertaken.
NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).

	Fair Value at December 29,
	2007		2006
Allegheny Energy, Inc. common stock, 4,437,130 and 5,160,117 shares, respectively	$284,908		$236,901

Mutual Funds
T. Rowe Price Blue Chip Growth Fund, 3,448,881 and 3,686,885 shares, respectively	139,611		131,732
Boston Company International Core Equity Fund, 1,662,579 and 890,099 shares, respectively	42,911		37,892
T. Rowe Price Spectrum Growth Fund, 1,979,838 and 1,863,204 shares, respectively	(a	)	38,009

Common Trust Funds
T. Rowe Price Equity Index Trust Fund, 4,707,167 and 1,777,836 shares, respectively	68,254		73,602
T. Rowe Price Stable Value Common Trust Fund, 54,261,927 and 46,101,636 shares, respectively (b)	54,262		45,710

(a)	- Represents less than 5% of net assets available for benefits as of this date.

(b)	- Includes $1 and $31, respectively, of nonparticipant-directed funds.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements (continued)
December 29, 2007 and 2006
During 2007, the Plan’s investments appreciated in value, including gains and losses on investments bought and sold, as follows (dollar amounts in thousands).

Allegheny Energy, Inc. common stock	$85,928
Mutual funds	(2,835)
Common trust funds	4,381

Total	$87,474

NOTE 5 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
In 2006, the Plan began to allow participants to invest in the T. Rowe Price Stable Value Common Trust Fund (the Fund). The Fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts issued by banks, insurance companies and other related securities. These investment contracts are intended to maximize current income consistent with the maintenance of principal while permitting participant-initiated benefit-responsive withdrawals for certain events.
As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan, is cost plus accrued income minus redemptions. Contract value is the amount participants would receive if they were to initiate permitted withdrawals under the terms of the Plan.
Certain events limit the ability of the Fund to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the trust, (2) tax disqualification of the trust or a participant, or (3) certain trust amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.
The average yield of the T. Rowe Price Stable Value Common Trust Fund is as follows:

Based on actual earnings	4.67%
Based on interest rate credited to participants	4.67%
NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 29,
	2007	2006
Net assets available for benefits per the financial statements	$858,054	$745,646
Plus (Less): Adjustment for fair value over (under) contract value for the T. Rowe Price Stable Value Common Trust Fund	324	(392)
Less: Amounts payable to withdrawing participants	(20)	(2)

Net assets available for benefits per the Form 5500	$858,358	$745,252

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements (continued)
December 29, 2007 and 2006
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 29, 2007
Benefits paid to participants per the financial statements	$50,532
Add: Amounts payable to withdrawing participants at December 29, 2007	20
Less: Amounts payable to withdrawing participants at December 29, 2006	(2)

Benefits paid to participants per Form 5500	$50,550

Amounts payable to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 29, 2007, but not yet paid as of that date.
NOTE 7 — PLAN TERMINATION
The Board of Directors of the Company reserves the right to amend or terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.
NOTE 8 — TAX STATUS
The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated December 3, 2003, stating that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) and remained exempt from federal income tax. The Plan was amended subsequent to the receipt of the most recent determination letter. A new request was filed on January 31, 2007. The Plan received a favorable determination letter from the IRS, dated January 14, 2008, stating that the Plan and the related trust are designed in accordance with applicable sections of the IRC and remained exempt from federal income tax.
NOTE 9 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options in participant directed funds. These funds consist of assets held primarily in Allegheny common stock and mutual funds. The underlying assets consist of a combination of stocks, bonds, or fixed income securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits.
NOTE 10 — COMMITMENTS AND CONTINGENCIES
In February and March 2003, two putative class action lawsuits were filed against Allegheny in the United States District Courts for the Southern District of New York and the District of Maryland. The suits alleged that Allegheny and a senior manager violated ERISA by: (a) failing to provide complete and accurate information to plan beneficiaries regarding the energy trading business, among other things; (b) failing to diversify plan assets; (c) failing to monitor investment alternatives; (d) failing to avoid conflicts of interest and

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Notes to Financial Statements (continued)
December 29, 2007 and 2006
(e) violating fiduciary duties. The ERISA cases were consolidated in the District of Maryland. On April 26, 2004, the plaintiffs in the ERISA cases filed an amended complaint, adding a number of current and former directors of Allegheny as defendants and clarifying the nature of their claims. Allegheny entered into an agreement to settle the consolidated ERISA class actions, and the District Court approved the settlement on June 25, 2007. Under the settlement, the consolidated ERISA class actions were dismissed with prejudice against all defendants in exchange for a cash payment of $4 million, of which approximately $3.9 million was made by Allegheny’s insurance carrier. This settlement resulted in a cash payment to the Plan’s participants accounts in the amount of approximately $3 million which is included in Other Additions in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 29, 2007.

ALLEGHENY ENERGY
EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Plan Number: 002
Employer Identification Number: 13-1993896
Schedule H, Line 4(i): Schedule of Assets (Held At End of Year)
December 29, 2007

(a)	(b)	(c )	(d)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity
	Lessor or Similar Party	Date, Rate of Interest, Par or Maturity Value	Current Value

	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$284,908,091
	Common Trust:
*	T. Rowe Price	Equity Index Trust	68,253,918
*	T. Rowe Price	Stable Value Fund	54,586,481
	Registered investment company:
*	T. Rowe Price	Blue Chip Growth Fund	139,610,602
	Mellon Institutional Funds	The Boston Company International Core Equity Fund	42,911,168
*	T. Rowe Price	Spectrum Growth Fund	41,853,773
	PIMCO	PIMCO Total Return Fund	27,731,421
	Mellon Institutional Funds	The Boston Company Small Cap Value Fund	26,901,009
*	T. Rowe Price	Retirement 2020 Fund	24,518,076
	Allianz Global Investors	Allianz NFJ Dividend Value Fund	24,425,138
	Fidelity Investments	Fidelity Advisor Strategic Income Fund	19,879,397
*	T. Rowe Price	Retirement 2015 Fund	16,557,452
*	T. Rowe Price	Retirement 2010 Fund	14,384,316
*	T. Rowe Price	Retirement 2025 Fund	11,682,267
*	T. Rowe Price	Retirement 2030 Fund	9,934,976
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	8,048,923
*	T. Rowe Price	Mid Cap Growth Fund	7,311,616
	William Blair Funds	William Blair Small Cap Growth	3,952,276
*	T. Rowe Price	Small Cap Value Fund	3,610,684
*	T. Rowe Price	Retirement 2035 Fund	3,114,712
	Vanguard	Vanguard Strategic Equity Fund	3,090,227
*	T. Rowe Price	Retirement Income Fund	2,414,960
*	T. Rowe Price	Retirement 2005 Fund	1,706,302
*	T. Rowe Price	Retirement 2040 Fund	1,681,856
*	T. Rowe Price	Retirement 2045 Fund	675,511
*	T. Rowe Price	Retirement 2055 Fund	100,186
*	T. Rowe Price	Retirement 2050 Fund	51,728

	Subtotal		843,897,066
*	Participant Loans (5.0% to 11.5%)		13,552,066
	Uninvested Cash and Cash Equivalents		912,357

	Total investments		$858,361,489

*	Represents a party-in-interest for which a statutory exemption exists.